February 7, 2006

Mr. John C. Anderson
Greenwich Capital Acceptance, Inc.
600 Steamboat Road
Greenwich, CT 06830

Re: **Greenwich Capital Acceptance/Financial Asset Securities Corp.**
        Registration Statement on Form S-3
        Filed January 11, 2006
        File No. 333-130961

Dear Mr. Anderson:

        We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. We note your frequent use throughout the base prospectus of the phrase "unless otherwise specified in the related prospectus supplement," or the use of similar language. For example, on page 42 you state that the asset pool may include

payments relating to the specific assets listed on that page, as well as "other accounts, obligations or agreements, as specified in the related prospectus supplement." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to delete the phrase "unless otherwise specified in the prospectus supplement" and similar phrases, and describe the offering features reasonably contemplated to be included in an actual takedown.

2. We note from your cover letter that you have requested a waiver with respect to a distribution report filed one day late. Please confirm that, other than the filing to which your waiver relates, the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. Please add a bracketed placeholder, where appropriate, indicating that you will provide disclosure regarding any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

4. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

5. We note that your base prospectus indicates that the trusts may include mortgage-backed securities issued or guaranteed by Ginnie Mae, Fannie Mae, or Freddie Mac as well as privately issued mortgage-backed securities representing interests in any of the asset types listed in the base prospectus. Please revise the prospectus supplements to include bracketed language for the disclosure regarding these securities.

6. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Prospectus #1

<u>Cover</u>

7. You have identified (or provided bracketed placeholders for) the depositor, servicer and sponsor at the top of the prospectus supplement cover page. Please revise the top of the cover page to clearly identify the issuing entity. Additionally, the second prospectus supplement does not appear to identify the issuing entity in the summary section. Please refer to Item 1103(a)(i) of Regulation AB and revise accordingly.

<u>Summary, page S-3</u>

8. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

<u>Prefunding Accounts, page S-8</u>

9. Please revise to disclose the percentage of pool assets represented by the prefunding account. Refer to Item 1111(g)(4) of Regulation AB.

<u>Optional Redemption, page S-9</u>

10. Please expand your disclosure in this section to summarize other events that may trigger liquidation or amortization of the assets or other triggers that would alter the transaction structure or flow of funds. For example, we note your reference to a "Trigger Event," that may change the flow of funds. Revise as appropriate.

<u>The Loan Pool, page S-22</u>

11. We note from the bracketed paragraph at the top of page S-23 that the asset pool may or may not include mortgage loans more than 30 days delinquent as of the cut-off date. Please tell us how you intend to ensure that the percentage of delinquent assets in your pool will not exceed 20%. Refer to Item 1101(d) of Regulation AB.

<u>The Originators, page S-58</u>

12. Please revise this section to include a bracketed placeholder for disclosure relating to any additional originators that may originate 10% or more of the pool assets. Refer to Item 1110(a) of Regulation AB. In addition, please add a placeholder in the summary of terms indicating that you will identify originators of 10% or more of the pool assets.

Underwriting Guidelines, page S-58

13. We note the last sentence in the first paragraph of this section. Please note that disclaimers of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise the disclaimers mentioned above, and delete any other similar disclaimers in the prospectus.

The Sponsor, page S-59

14. We note from the base prospectus that Greenwich Capital Financial Products, Inc. is expected to be the sponsor. Please revise your prospectus supplement to name this entity as the sponsor or provide the information required by Item 1104 of Regulation AB in bracketed form for any other sponsor.

The Master Servicer, page S-65

15. We note the second to last sentence in the first paragraph of this section. Please add a separate section [entitled "Affiliations Among Parties"] to discuss affiliations and certain relationships and related party transactions between the parties. See Item 1119 of Regulation AB.

The Servicer, page S-66

16. We note that your offering contemplates the possibility of additional servicers or subservicers. Please include a bracketed placeholder for the disclosure with respect to those servicers that is required by Item 1108 of Regulation AB. In addition, please add a placeholder in the summary of terms indicating that you will identify all servicers that service 10% or more of the pool assets.

Credit Enhancement, page S-80

17. Please insert bracketed language confirming that you will provide, when applicable, the disclosure regarding significant enhancement providers required by Item 1114(b) of Regulation AB.

Prospectus #2

General

18. Please expand the disclosure in this prospectus supplement to provide bracketed language indicating that you will provide the information required by Item 1115 of Regulation AB with respect to the swap provider and the cap contract counterparty. Additionally, please revise the disclosure on page S-17 to identify

the cap contract counterparty and revise your cover page to disclose the cap contract.

NIMS Insurer, page S-8

19. Your disclosure regarding the NIMS Insurer seems to indicate that you plan to use the overcollateralization amount as security for a financial guaranty with respect to a different trust. Please revise the description of overcollateralization in the summary and in the body of the document to clarify, or advise. Additionally, please expand the disclosure in the body of the document to provide a separate section discussing the NIMS Insurer, the rights it holds and the effect it may have on the flow of funds. This disclosure should be in addition to the related risk factor you have included.

Base Prospectus

Description of Securities, page 73

20. Please delete reference to credit default swaps from the prospectus. Alternatively, please explain how these derivative instruments would meet the definition of an asset backed security or revise as appropriate. Refer to Section III.A.2.a of SEC Release No. 33-8518 and Item 1115 of Regulation AB.

21. We note your references in this section to indices that will be identified in the prospectus supplement. Please revise the base prospectus to identify the indices that may be used to determine interest payments on the offered securities. Refer to Item 1113(a)(3) of Regulation AB.

Purchase Obligations, page 79

22. Please expand your disclosure to separately address each of the "purchase obligations" to which you refer and to provide a general explanation of the mechanics for each type of purchase obligation you list in this paragraph.

23. We note that the purchase obligations apply to both the trust assets and the securities, and that the securities may be purchased on demand made by or on behalf of the securityholders. We further note that purchase obligations may include put options and demand features. Please note that we have referred this section to the Division of Investment Management for possible comment.

Cross-Support, page 94

24. We note from this section that coverage provided by one or more forms of credit support may apply concurrently to two or more related trust funds. Please revise to clarify. For example, does this refer to overcollateralization from one issuing

entity that may be used for a separate issuing entity? If the concurrent coverage to which you refer would use any assets or funds from one issuing entity for credit enhancement requirements related to a separate issuing entity, please tell us how this arrangement would fit the definition of an asset-backed security.

Derivatives, page 94

25. We note the spillover paragraph at the top of page 95 and the disclosure in the third full paragraph on page 95. Please revise to clarify, if true, that the market value swaps contemplated by this offering are limited to use in auctions. If they are not, please specifically discuss the different types of market value swaps that may occur and why you believe they are consistent with the requirements of Regulation AB.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (212) 912 - 7751
        Stephen Kudenholdt
        Thacher Proffitt
        Telephone: (___) _____-_____